Exhibit 7.9

JOINDER TO THE REGISTRATION RIGHTS AGREEMENT
THIS JOINDER (the “Joinder”) to the Registration Rights Agreement (the “Agreement”), dated as of November 9, 2015, by and among Affinion Group Holdings, Inc., a Delaware corporation (the “Company”), and the Holders (as defined therein), is made and entered into as of April 18, 2017 by Metro SPV LLC (“Transferee”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement.
WHEREAS, Transferee has acquired shares of Common Stock of the Company (“Transferee Shares”) pursuant to and in accordance with the Shareholder Agreement, dated as of November 9, 2015, by and among the Company and the Stockholders (as defined therein); and
WHEREAS, the registration rights of a Holder pursuant to the Agreement with respect to all or any portion of its Registrable Securities may be assigned (but only with all related obligations) by such Holder to a transferee of such Registrable Securities if such transferee or assignee agrees hereunder to be bound by and subject to the terms of the Agreement; and
WHEREAS, the Transferee has been afforded ample opportunity to read and to have counsel review the Agreement, and the Transferee is thoroughly familiar with its terms.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Transferee hereby acknowledges and agrees as follows:
1. Agreement to be Bound. Transferee hereby agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto. In addition, Transferee hereby agrees that all Transferee Shares shall be deemed Registrable Securities for all purposes of the Agreement.
2. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its successors and permitted assigns, and by the Transferee and its successors and permitted assigns so long as they hold any Transferee Shares.
3. Notices. For purposes of Section 3.5(a) of the Agreement, all notices, demands or other communications to the Transferee shall be directed to:
ICG Strategic Secondaries
600 Lexington Avenue, 24th Floor
New York, NY 10022
Attention: Andrew Hawkins and Christophe Browne
Facsimile: (212) 710-9561
or to such other addresses provided by the Transferee to the Company or its authorized representative in accordance with the Agreement.
4. Governing Law. This Joinder and all claims arising out of or based upon this Joinder or relating to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

5. Descriptive Headings. The descriptive headings of this Joinder are for convenience of reference only, are not to be considered a part hereof and shall not be construed to define or limit any of the terms or provisions hereof.
IN WITNESS WHEREOF, the undersigned has duly executed this Joinder as of the date first above written.

METRO SPV LLC

By:	ICG Strategic Secondaries II GP LP, its Managing Member

By:	ICG Strategic Secondaries Associates II, LLC, its General Partner

By:	/s/ Christophe Browne
Name Christophe Browne
Title Officer